Mail Stop 6010

September 7, 2006

Michael A. Baker, President and Chief Executive Officer
ArthroCare Corporation
111 Congress Avenue
Austin, Texas 78701

Via U S Mail and FAX [(512) 391-3901]

> **Re:** **ArthroCare Corporation**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **File No. 0-27422**

Dear. Mr. Baker:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant